UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                                 OSHKOSH B'GOSH, INC.
                                   (Name of Issuer)

                                 Class A Common Stock
                            (Title of Class of Securities)

                                     688222-20-7
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 30, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 5
                           Exhibit Index Located on Page 4






     CUSIP NO. 688222-20-7           SCHEDULE 13D                    Page 2 of 5

             Item 1.  Security and Issuer

             This Amendment No. 2 to Schedule 13D relates to shares of Class A Common Stock (the "Common Stock") of OshKosh B'Gosh, Inc., a Delaware corporation (the "Issuer"). This Amendment is filed on behalf of Stinson Capital Partners L.P., a California limited partnership ("Stinson"); BK Capital Partners IV, L.P., a California limited partnership
             ("BK IV"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons"). The only change from Amendment No. 1 to Schedule 13D is the additional information set forth in
             Item 4 below.


             Item 4. Purpose of Transaction.

             In addition to the plans and proposals set forth in Amendment No. 2 to Schedule 13D, which are hereby restated by reference, the Reporting Persons have discussed generally, and intend to continue to discuss from time to time, with representatives of the Issuer and with selected shareholders, a broad range of ideas that the Reporting Persons believe may enhance shareholder value. Certain of the ideas discussed might, if effected, result in the acquisition by persons of additional securities of the Issuer, an extraordinary corporate transaction such as a merger, recapitalization or reorganization of the Issuer or its subsidiaries, or a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries. The Reporting Persons otherwise have no new plans or proposals regarding the Issuer that have not previously been disclosed.


             Item 7. Material to be Filed as Exhibits

             Exhibit A       Joint Filing Undertaking.






     CUSIP NO. 688222-20-7           SCHEDULE 13D                    Page 3 of 5

                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  February 4, 1997

             STINSON CAPITAL PARTNERS, L.P.   RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.     L.P.

             By Richard C. Blum &
                Associates, L.P., its            By Richard C. Blum &
                General Partner                     Associates, Inc., its
                                                    General Partner
                By Richard C. Blum &
                   Associates, Inc., its            By /s/ John H. Steinhart
                   General Partner                     _____________________
                                                       John H. Steinhart,
                                                       Managing Director,
                   By /s/ John H. Steinhart            Chief Administrative
                      _____________________            Officer and Secretary
                      John H. Steinhart,
                      Managing Director,
                      Chief Administrative    RICHARD C. BLUM & ASSOCIATES,
                      Officer and Secretary   INC.


             THE CARPENTERS PENSION TRUST     By /s/ John H. Steinhart
             FOR SOUTHERN CALIFORNIA             __________________________
                                                 John H. Steinhart,
             INSURANCE COMPANY SUPPORTED         Managing Director,
             ORGANIZATION PENSION PLAN           Chief Administrative
                                                 Officer and Secretary
             By Richard C. Blum &
                Associates, L.P., its
                Investment Adviser            /s/ John H. Steinhart
                                              _____________________________
                By Richard C. Blum &          RICHARD C. BLUM
                   Associates, Inc., its
                   General Partner            By John H. Steinhart
                                                 Attorney-in-Fact

                   By /s/ John H. Steinhart
                      _____________________
                      John H. Steinhart
                      Managing Director,
                      Chief Administrative
                      Officer and Secretary






     CUSIP NO. 688222-20-7           SCHEDULE 13D                    Page 4 of 5

                                     INDEX TO EXHIBITS


                                                            Sequentially
             Item          Description                      Numbered Page

             Exhibit A     Joint Filing Undertaking               5




     CUSIP NO. 688222-20-7           SCHEDULE 13D                    Page 5 of 5

                                         EXHIBIT A

                                 JOINT FILING UNDERTAKING

                   The undersigned, being duly authorized thereunto, hereby
             execute this agreement as an exhibit to this Amendment to
             Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  February 4, 1997

             STINSON CAPITAL PARTNERS, L.P.   RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.     L.P.

             By Richard C. Blum &
                Associates, L.P., its            By Richard C. Blum &
                General Partner                     Associates, Inc., its
                                                    General Partner
                By Richard C. Blum &
                   Associates, Inc., its            By /s/ John H. Steinhart
                   General Partner                     _____________________
                                                       John H. Steinhart
                                                       Managing Director,
                   By /s/ John H. Steinhart            Chief Administrative
                      _____________________            Officer and Secretary
                      John H. Steinhart
                      Managing Director,
                      Chief Administrative    RICHARD C. BLUM & ASSOCIATES,
                      Officer and Secretary   INC.

             THE CARPENTERS PENSION TRUST
             FOR SOUTHERN CALIFORNIA             By /s/ John H. Steinhart
                                                    ________________________
             INSURANCE COMPANY SUPPORTED            John H. Steinhart
             ORGANIZATION PENSION PLAN              Managing Director,
                                                    Chief Administrative
             By Richard C. Blum &                   Officer and Secretary
                Associates, L.P., its
                Investment Adviser
                                              /s/ John H. Steinhart
                By Richard C. Blum &          ______________________________
                   Associates, Inc., its      RICHARD C. BLUM
                   General Partner
                                              By John H. Steinhart
                   By /s/ John H. Steinhart      Attorney-in-Fact
                      _____________________
                      John H. Steinhart
                      Managing Director,
                      Chief Administrative
                      Officer and Secretary